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                                  EXHIBIT 4(c)

                                  ENDORSEMENT

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AN ENDORSEMENT TO PROVIDE A SUPPLEMENTAL DEATH BENEFIT, KNOWN AS THE "EARNINGS
APPRECIATOR"

THIS ENDORSEMENT IS PART OF THE CONTRACT TO WHICH IT IS ATTACHED AND IS EFFECTIVE UPON THE ENDORSEMENT'S ISSUANCE. IN THE CASE OF A CONFLICT WITH ANY OTHER PROVISION IN THE CONTRACT, THE PROVISIONS OF THIS ENDORSEMENT WILL CONTROL.
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THE CONTRACT DATA PAGES ARE AMENDED TO INCLUDE THE FOLLOWING SECTION:

EARNINGS APPRECIATOR CHARGE:

If you elect the Earnings Appreciator supplemental death benefit, the amount of the charge depends on the death benefit option that you have elected. The charge for the Earnings Appreciator supplemental death benefit is deducted from your Contract Value on each Contract Anniversary and upon certain other transactions. The charge is deducted pro-rata from all Allocation Options to which your Contract Value is allocated. If you elected a GMDB feature, the Earnings Appreciator charge is an effective annual rate of [0.15%] of your Contract Value. If you did not elect a GMDB feature, the Earnings Appreciator charge is an effective annual rate of [0.20%] of your Contract Value. Your Contract Data pages show whether you elected a GMDB feature.


THE FOLLOWING SECTION IS ADDED TO THE CONTRACT:

EARNINGS APPRECIATOR (SUPPLEMENTAL DEATH BENEFIT)

An Earnings Appreciator is an optional supplemental death benefit that provides, depending on the appreciation of the Contract Value, a supplemental payment upon the death of the sole or last surviving Owner during the Accumulation Period. If a payment is made, it will be in addition to any other death benefit payment made under this Contract. If the Earnings Appreciator is available at the time you apply for your Contract, you must elect the Earnings Appreciator at that time if you want the benefit. Once elected, the Earnings Appreciator cannot be revoked. The calculations of this benefit and the related charge are described below.

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EARNINGS APPRECIATOR BENEFIT:

Upon receipt of due proof of death and any other documentation we need, the Earnings Appreciator Benefit is calculated for each Purchase Payment. For each Purchase Payment, the Earnings Appreciator Benefit is a percentage of the lesser of (1) the Adjusted Purchase Payment (defined below) and (2) the earnings attributed to the Adjusted Purchase Payment. For Contracts with an Owner younger than age 66 on the date the application is signed, the Earnings Appreciator percentage is 45%. For Contracts with an Owner age 66 or older on the date the application is signed, the Earnings Appreciator percentage is 25%. In cases of Joint Owners, the age of the older of the Owner or Joint Owner determines the Earnings Appreciator percentage. The total Earnings Appreciator Benefit is the sum of the Earnings Appreciator Benefits for all of your Purchase Payments. The Earnings Appreciator Benefit is added to any other death benefit payment under this Contract.

Each "Adjusted Purchase Payment" is the Invested Purchase Payment reduced pro-rata by any subsequent withdrawals. Reduction on a pro-rata basis means that we calculate the percentage of your current Contract Value being withdrawn and reduce each Adjusted Purchase Payment made prior to the withdrawal by that percentage. For example, if your Contract Value is $40,000 and you withdraw $10,000, you have withdrawn 25% of your Contract Value. If you have two Adjusted Purchase Payments prior to the withdrawal ($10,000 and $20,000), each of those Adjusted Purchase Payments would be reduced by 25% (to $7,500 and $15,000). The amount of earnings allocated to each Adjusted Purchase Payment is also reduced by the same percentage. For purposes of this Earnings Appreciator calculation, it does not matter from which Allocation Option(s) the withdrawal is made. The Adjusted Purchase Payment amount is used only in connection with the Earnings Appreciator calculations.

Earnings are periodically allocated to each Adjusted Purchase Payment on a pro-rata basis in the manner described in this paragraph. We calculate the amount of earnings since the last earnings allocation and we allocate those earnings proportionately among the Adjusted Purchase Payments (based on the amount of each Adjusted Purchase Payment plus the earnings previously allocated to that Adjusted Purchase Payment). For example, if you have two Adjusted Purchase Payments - one with an Adjusted Purchase Payment and allocated earnings of $30,000 and the other with an Adjusted Purchase Payment and allocated earnings of $20,000 (therefore 60% and 40% of the total respectively) -- and your Contract Value has increased by $5,000 due to earnings since the last earnings allocation, 60% of the earnings ($3,000) will be allocated to the first Adjusted Purchase Payment and 40% ($2,000) will be allocated to the second Adjusted Purchase Payment. For purposes of this calculation only, we assume that each Adjusted Purchase Payment earns the same rate of return for each calculation period. In other words, this calculation does not depend on the specific Allocation Options in which the Purchase Payment was initially invested. When allocating earnings at the time of a death benefit payment, we will first deduct from earnings the amount of any charges or other amounts deducted from your Contract Value at that time.

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EARNINGS APPRECIATOR CHARGE:

To compensate us for assuming the risks associated with the Earnings Appreciator, we deduct from your Contract Value a charge based on a percentage of your Contract Value. The percentage depends on the death benefit option that you have elected, as shown on the Contract Data pages.

The Earnings Appreciator Charge is calculated: (1) on each Contact Anniversary;
(2) on the Annuity Date; (3) upon death of the owner prior to the Annuity Date;
(4) upon a full or partial withdrawal; and (5) upon a subsequent Purchase Payment. The fee is based on the Contract Value at the time of the calculation and is pro-rated based on the portion of the Contract Year since the date that the Earnings Appreciator Charge was last calculated.

Although the Earnings Appreciator Charge may be calculated more often, it is deducted only: (1) on each Contact Anniversary; (2) on the Annuity Date; (3) upon death of the owner prior to the Annuity Date; (4) upon a full withdrawal; and (5) upon a partial withdrawal if the Contract Value remaining after such partial withdrawal is not enough to cover the then applicable Earnings Appreciator Charge. If the Earnings Appreciator Charge is calculated on a date but is not deducted on that date (such as on the date of a subsequent Purchase Payment), the charge is accrued and deducted on the next deduction date (such as a Contract Anniversary). We reserve the right to calculate and deduct the fee more frequently than annually, such as quarterly.

The Earnings Appreciator Charge is deducted from each Allocation Option in the same proportion that the Contract Value allocated to an Allocation Option bears to the total Contract Value. Upon a full withdrawal or if the Contract Value remaining after a partial withdrawal is not enough to cover the then applicable Earnings Appreciator Charge, the Earnings Appreciator Charge is deducted from the amount paid.

The payment of the Earnings Appreciator charge will not reduce the Adjusted Purchase Payments for purposes of calculating subsequent Earnings Appreciator charges. The payment of the Earnings Appreciator charge will be deemed to be made from Earnings for purposes of calculating other charges.

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